                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the year ended December 31, 2003

      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from ____________ to ______________

                            COMMISSION FILE #0-11321

      A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:

      UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       UNIVERSAL AMERICAN FINANCIAL CORP.
          SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                                    FORM 11-K

                                TABLE OF CONTENTS

                                                                                      Page No(s).
                                                                                      -----------
Report of Independent Registered Public Accounting Firm                                  F-1

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002         F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
   December 31, 2003                                                                     F-3

Notes to Financial Statements                                                            F-4

Supplemental Schedule:

   Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at Year End)
     as of December 31, 2003                                                             F-10

Signature                                                                                F-12

EXHIBITS

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm                  F-13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of
Universal American Financial Corp. 401(k) Savings Plan
Rye Brook, New York

We have audited the accompanying statements of net assets available for benefits of Universal American Financial Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ Ernst & Young LLP

New York, New York
June 11, 2004

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002

                                                         2003           2002
                                                     -----------     -----------
ASSETS
Investments at fair value:
   Registered investment companies                   $ 7,780,475     $   228,619
   Employer securities - company stock                 5,420,882       2,625,669
   Participants' loans                                   317,365         262,135
   Unsettled trades                                            -       4,519,498
                                                     -----------     -----------
       Total investments                              13,518,722       7,635,921
                                                     -----------     -----------
Receivables:
   Employer's contributions                                    -          11,307
   Participants' contributions                                 -          38,719
                                                     -----------     -----------
       Total receivables                                       -          50,026
                                                     -----------     -----------
Cash and equivalents                                      57,142         906,985
                                                     -----------     -----------
       Total assets                                   13,575,864       8,592,932
                                                     -----------     -----------

LIABILITIES

Due to participants                                            -          17,011
                                                     -----------     -----------

Net assets available for benefits                    $13,575,864     $ 8,575,921
                                                     ===========     ===========

                 See accompanying notes to financial statements.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                       2003
                                                                   ------------
Investment income:
     Net appreciation in fair value of investments:
       Registered investment companies                             $  1,196,183
       Employer securities - company stock                            2,303,984
                                                                   ------------
           Subtotal                                                   3,500,167

     Other investment income                                                240
     Interest income on participant loans                                18,842
                                                                   ------------
     Total investment income (loss)                                   3,519,249
                                                                   ------------

Contributions:
     Employer's contributions                                           390,210
     Employees' contributions                                         1,572,969
                                                                   ------------
     Total contributions                                              1,963,179
                                                                   ------------

     Total increases                                                  5,482,428

Benefits paid to participants                                          (465,906)
Administrative expenses                                                 (16,579)
                                                                   ------------

       Net increase in assets available for benefits                  4,999,943

Net assets available for benefits:
     January 1, 2003                                                  8,575,921
                                                                   ------------

     December 31, 2003                                             $ 13,575,864
                                                                   ============

                 See accompanying notes to financial statements.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Financial Corp. (hereafter called the "Company") adopted the Universal American Financial Corp. 401(k) Savings Plan (hereafter called the "Plan"), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the IRS Code of 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2002, the Plan was amended to bring it into compliance with various changes resulting from the Uniformed Services Employment and Reemployment Rights Act ("USERRA"), the Small Business Job Protection Act of 1996 ("SBJPA"), the Taxpayer relief Act of 1997 ("TRA'97"), and the Community Renewal Tax Relief Act of 2000 ("CRA 2000"), collectively referred to as "GUST". The plan description above provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN ADMINISTRATION

The Administrator is the named fiduciary that is responsible for execution of the Plan's provisions, construction, required record keeping, directing and advising the Trustees regarding investment and payment procedures. They are also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations. Transamerica Retirement Services was named Administrator effective January 1, 2003. Through December 31, 2002, the Administrator was CBIZ Retirement Services, Inc.

Effective January 1, 2003, all Plan investments were transferred to Investors Bank and Trust Company of Boston, as custodian. Reliance Trust Company was the custodian for all Plan investments through December 31, 2002.

PLAN CHANGES

There have been changes to the terms of the Plan relating to investment options and the level of Company match. See Note 8 - Subsequent Events for further explanation of these items.

PARTICIPATION IN THE PLAN

Participation in the Plan is available to any employee of the Company, provided he is at least 21 years of age, is a full time employee (i.e., works at least 20 hours per week), is a resident who is paid compensation and is not included in a collective bargaining unit. Participation for employees who meet the above criteria can begin on the first day of the calendar quarter following completion of three consecutive calendar months of service during which the employee performs at least one hour of service and exceeds 250 hours or service. An employee ceases to be a participant if he ceases employment for any reason (including death or retirement), or if the Company ceases to exist. If a person no longer meets the requirements for participation while he is an employee, he shall remain a participant but shall not be entitled to a share of any company contributions, and may not make elective contributions until those requirements are met. Additionally, an employee who has contributed less than $3,000 may, at the election of the Company, be refunded the sum of his contribution, plus interest.

CONTRIBUTIONS

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of eligible compensation to a variety of funds, including the Company's common stock. Participants may also contribute distributions from qualified defined benefit or contribution plans, which would exclude plans that provide for the payment of benefits in the form of a life annuity or a qualified joint and survivor annuity. The Company may match employees' contributions with its common stock. During 2003, the Company match was 50% of the participant's contributions up to a maximum of two percent of the participant's eligible salary. The percentage may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to employees.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participants' account balances that are reflected in the total asset value of the Plan is not the same as the participants' vested benefits, as all participants are not fully vested.

VESTING

The entire interest of a participant in his elective contribution account and non-elective contribution accounts is 100% vested at all times. The interest of a participant in his discretionary and matching contributions accounts vests 25% after two years, 25% more per year thereafter, with 100% vesting after five years of service. Additionally, the entire interest of a participant in his discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan. Upon (partial) termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested. If a person ceases to be a participant for any reason, and his entire interest in his discretionary and matching contribution accounts has not become fully vested, the unvested portion of these accounts are forfeited.

INVESTMENT OPTIONS

Amounts credited to participants' accounts under the Plan are invested by the employer-appointed investment committee. Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options. These options consist of various equity investments (funds) and the Company's common stock, a qualifying employer security.

The following funds were available as investment options during 2003:

SPECIALITY
Franklin Micro Cap Value Fund

INTERNATIONAL EQUITY
Templeton Foreign Fund

GLOBAL EQUITY
Oppenheimer Global Fund

LARGE/MID GROWTH EQUITY
Transamerica Premier Equity Fund
Transamerica Premier Growth Opportunities Fund
Diversified Mid Cap Growth Fund
Janus Adviser Capital Appreciation Fund

LARGE/MID BLEND EQUITY
Transamerica Premier Core Equity Fund
Diversified Stock Index Fund

LARGE/MID VALUE EQUITY
Diversified Value and Income Fund

HYBRID
Janus Adviser Balanced Fund

BOND
Diversified Core Bond Fund
Strong Government Securities Fund

CASH EQUIVALENTS
Transamerica Stable Value Fund

OTHER

Universal American Financial Corp.
Company Stock

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his interest in any investment fund(s) transferred to any other investment fund(s). The participant may not transfer to any other fund any non-vested portion of Company contributions, including:

      a.)   a matching contribution made by the Company,

      b.)   non-elective contribution,

      c.) discretionary contribution that is made in the form of Company stock.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

PARTICIPANT LOANS RECEIVABLE

The Administrator may permit a participant to borrow from the trust fund an amount equal to between $1,000 and generally 50% of the value of his vested interest, but he may not borrow in the aggregate an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made. The loan shall be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit. The participant must direct the Company to withhold from each payment and pay to the Trustee an amount sufficient to repay the loan over its term. If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Trust Fund. A participant may not apply for a loan while he has another loan outstanding. Participants with more than a 10% interest in the capital or profits of the Company or 5% owners of the Company must also have approval from the appropriate regulatory authority.

Effective December 31, 2003 participants have outstanding loan balances totaling $317,365. These loans have various maturity dates, with interest rates ranging from 5.0% to 11.5%.

PAYMENT OF BENEFITS

Benefits are payable in one lump sum payment in cash. Distributions of amounts greater than $5,000 require participant's written consent if the distribution is to be made prior to the time the benefit is immediately distributable, as defined in the plan. The participant may elect to have any portion of his benefits to be directly transferred to an eligible retirement plan.

Distributions upon retirement - A participant's benefits are generally distributed as soon as administratively possible upon the participant's attainment of normal retirement age of 65. However, a participant may elect to postpone the termination of employment with the Company until a later date, in which event the participant will continue to be eligible to participate in the Plan on the same basis as any other participant.

Deferral of distributions - Participants may elect to defer the distribution of their account balance to which they are entitled. However, a participant's benefits shall be distributed or must begin to be distributed no later than April 1 following the calendar year in which he attains age 70 1/2, or if later, in the year in which he retires. Participants that are 5% or greater owners of the Company must begin taking distributions by April 1 of the calendar year following attainment of age 70 1/2.

Advance distribution for Hardship - A participant may request a distribution to satisfy the immediate and heavy financial need (as defined in the Plan) of such participant. Such distribution is limited to the lesser of the immediate and heavy financial need or the participant's vested account balance.

Pre-retirement distribution - Upon attainment of age 59 1/2, a participant that continues to remain eligible to participate in the plan may elect in writing to receive a distribution of all or a portion of his vested account balance. In the event of such distribution, the participant will continue to be eligible to participate in the Plan on the same basis as any other participant.

Distributions upon the death or total and permanent disability - In the event of the death or total and permanent disability of a participant, all amounts credited to the participant's account become fully vested. If a participant dies, the administrator will direct the trustee to distribute the value of the deceased participant's account to the participant's beneficiary. In the event of a total and permanent disability, the participant's account balance can be distributed, at the election of the participant, or remain in the Plan.

Distributions upon termination - Upon termination of employment of a participant for any reason other than death, total and permanent disability or retirement, such participant shall be entitled to a distribution of his vested account balance. If a participant elects to not receive a distribution of his vested interest as of the date he ceases to be a participant, any amount of his company contribution account in excess of his vested interest shall be forfeited.

FORFEITED ACCOUNTS

Forfeited nonvested accounts totaled $36,240 at December 31, 2003 and $58,117 at December 31, 2002. These accounts will be used to reduce future employer contributions.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution.

ADMINISTRATIVE EXPENSES

Administrative expenses consist of custodial costs of servicing and accounting for the assets of the Plan.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, as permitted by Revenue Procedure 2002-6, the Plan Sponsor has elected to rely on the favorable advisory letter issued to the volume submitter plan provider, Transamerica Securities Sales Corporation, on April 17, 2002. In addition, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

NOTE 5 - CONTRIBUTION INCOME

The participants are allowed to choose among various investment alternatives. The contribution to these funds in calendar year 2003 originated from the participants' salary deferral contributions of $1,386,960 and from participants' rollover contributions of $186,009. The remaining contributions were made by the Company in the amount of $390,210, comprising the total contribution of $1,963,179.

All of the Company contributions purchased shares of the Company's common stock. Participants do not direct the investment alternatives for the Company contribution.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 -  INVESTMENTS

The following schedule of plan assets presents investments at December 31, 2003 and 2002:

                                                                                             DECEMBER 31,
                                                                                             ------------
                                                            DECEMBER 31, 2003                    2002
                                                            -----------------                ------------
                DESCRIPTION                      UNITS          PER UNIT          VALUE          VALUE
-------------------------------------------   -----------   -----------------  -----------   ------------
Employer Securities
* Universal American Financial Corp.          551,558.516         $  9.828     $ 5,420,882     $2,625,669
     (Company stock)

Registered Investments Companies
  Franklin Micro Cap Value Fund)               15,731.513         $ 32.370         509,229              -
  Templeton Foreign Fund                       22,410.538         $ 10.640         238,448              -
  Oppenheimer Global Fund                      12,387.891         $ 51.500         637,976              -
* Transamerica Premier Equity Fund             56,411.262         $ 16.660         939,812              -
  Transamerica Premier Growth Opportunities     9,216.535         $ 16.870         155,483              -
     Fund
  Diversified Mid Cap Growth Fund               3,351.595         $  9.490         316,507              -
  Janus Adviser Capital Appreciation Fund                                          383,792              -
  Transamerica Premier Core Equity Fund        42,251.624         $ 11.120         469,838              -
* Diversified Stock Index Fund                125,282.705         $  8.670       1,086,201              -
  Diversified Value and Income Fund             5,826.999         $ 22.380         130,408              -
* Janus Adviser Balanced Fund                                                    1,093,584              -
  Diversified Core Bond Fund                   33,030.945         $ 12.600         416,190              -
  Strong Government Securities Fund            23,663.164         $ 10.880         257,455              -
* Transamerica Stable Value Fund               81,269.506         $ 14.096       1,145,552              -
  Alger Midcap Growth Class A Stock Fund                -         $      -               -        228,619

      Participants' Loans                                                          317,365        262,135

      Unsettled Trades                                                                   -      4,519,498
                                                                               -----------     ----------
        Total Investments                                                      $13,518,722     $7,635,921
                                                                               ===========     ==========

In connection with the change in Plan Administrators, new investment funds replaced the previous funds. In preparation for the transfer the following funds were liquidated, however, the trades were not settled as of December 31, 2002:

Employer Securities
*    Universal American Financial Corp.             $   480,174
     (Company stock)

Registered Investments Companies
Stock Funds:
     Baron Asset                          221,119
     Fidelity Diversified International   144,257
*    Spartan US Equity Index              774,881
     Fidelity Contrafund                  360,436
*    Fidelity Magellan                    679,916
     Janus Worldwide                      389,163
     Neuberger Berman Partners Trust      243,688
                      Total Stock funds               2,813,460

Bond Funds:
Strong corporate bond                                   316,194

Blended Funds:
Janus balanced                                          909,670
                                                    -----------
     Total Investments                              $ 4,519,498
                                                    ===========

All investments are participant directed except for the matching employer contribution of company stock which is nonparticipant-directed.

The investments that are marked by an asterisk ("*") represent 5% or more of the net assets of the Plan.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, for the year ended December 31, 2003, is as follows:

Employer securities - Company stock:

                                                               2003         2002
                                                            ----------   -----------
Balance at beginning of year                                $2,625,669   $3,179,553
Contributions                                                  522,167      514,866
Net appreciation (depreciation) - realized and unrealized    2,303,984     (510,881)
Benefits paid to participants                                  (70,148)     (84,433)
Inter-fund transfers, unsettled trades, and fees                39,210     (473,436)
                                                            ----------   ----------

Balance at end of year                                      $5,420,882   $2,625,669
                                                            ==========   ==========

NOTE 8- SUBSEQUENT EVENTS

INVESTMENT OPTIONS

In January 2004, the plan trustees reviewed fund performance and approved the recommendation to revise the investment options available to participants. Specifically the Janus Adviser Capital Appreciation Fund, the Janus Adviser Balanced Fund and the Strong Government Securities Fund have been removed as investment options. The Franklin Real Estate Fund, Fidelity Advisor Strategies Fund, Fidelity Advisor Mid Cap Fund and the Oppenheimer Quest Balanced Value Fund were added as investment choices for participants. Unless otherwise instructed, participants account balances remaining in the funds that were deleted were transferred into the closest new or existing fund in terms of investment objective. Accordingly, The Janus Adviser Capital Appreciation Fund balances were transferred to the Transamerica Premier Equity Fund, the Janus Advisor Balanced Fund balances were transferred to the Oppenheimer Quest Balanced Fund and the Strong Government Security Fund balances were transferred to the Diversified Core Bond Fund.

COMPANY MATCHING CONTRIBUTION

In April, 2004, the plan trustees and the Universal American Board of Directors approved a revision to the Company matching contribution, retroactively effective on January 1, 2004. Through December 31, 2003, the Company would make matching contributions equal to 50% of the participant's contributions, up to a maximum of two percent of the participant's eligible salary. Beginning on January 1, 2004, the matching contribution will be equal to 100% of the first 1% of eligible salary contributed to the plan by the participant and 50% of each of the next 2% of eligible salary contributed to the plan by the participant (contributions of greater than 1% up to 3%). In addition, the plan trustees approved an additional discretionary matching contribution, for 2004 only, equal to a maximum of 50% of each of the next 2% of eligible salary contributed to the plan by the participant (contributions of greater than 3% up to 5%). For the period from January 1, 2004 through December 31, 2004, the Company matching contribution will be as follows:

                    NON-        MAXIMUM
               DISCRETIONARY      NON-       DISCRETIONARY    TOTAL
 PARTICIPANT      COMPANY     DISCRETIONARY     COMPANY      COMPANY
CONTRIBUTION1     MATCH2         MATCH*          MATCH*       MATCH*
  Up to 1.0%        100%          1.0%             -%          1.0%
  Up to 2.0%         75%          1.5%             -%          1.5%
  Up to 3.0%         67%          2.0%             -%          2.0%

-------------------------
1 Expressed as a percentage of the participant's eligible salary.

2 Expressed as a percentage of the Participant's contribution.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

Up to 4.0%        N/A           2.0%           0.5%          2.5%
Up to 5.0%        N/A           2.0%           1.0%          3.0%
Over  5.0%        N/A           2.0%           1.0%          3.0%

                                                                 EIN# 11-2580136
                                                                        PLAN#002

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
                             AS OF DECEMBER 31, 2003
                                ($ IN THOUSANDS)

                                                        DESCRIPTION OF INVESTMENT
                                                            INCLUDING MATURITY
                                                           DATERATE OF INTEREST,
               IDENTITY OF ISSUE BORROWER                   COLLATERAL,PAR, OR                       CURRENT
                LESSOR OR SIMILAR PARTY                       MATURITY VALUE                COST      VALUE
         ---------------------------------------   -------------------------------------   -------   -------
 (A)                     (B)                                       (C)                       (D)       (E)
         EMPLOYER SECURITIES
  *      Universal American Financial Corp.        Universal American Financial Corp.      $ 9.828   $ 5,421
                                                   common stock (551,558 shares)

            REGISTERED INVESTMENTS COMPANIES:
         SPECIALTY
         Franklin Micro Cap Value Fund             High total return including both             **       509
                                                   capital appreciation and income

         INTERNATIONAL EQUITY
         Templeton Foreign Fund                    Long-term capital growth                     **       238

         GLOBAL EQUITY
         Oppenheimer Global Fund                   Capital appreciation                         **       638

         LARGE/MID GROWTH EQUITY
         Transamerica Premier Equity Fund          Long-term growth                             **       940
         Transamerica Premier Growth               Long-term growth                             **       156
           Opportunities Fund
         Diversified Mid Cap Growth Fund           High level of capital appreciation           **       317
         Janus Adviser Capital Appreciation Fund   Long-term growth                             **       384

         LARGE/MID BLEND EQUITY
         Transamerica Premier Core Equity Fund     Stock undervalued relative to                **       470
                                                   intrinsic value of company,
         Diversified Stock Index Fund              Standard & Poor's 500 Composite Stock        **     1,086
                                                   Price Index

         LARGE/MID VALUE EQUITY
         Diversified Value and Income Fund         Long-term capital appreciation               **       130

                                                                 EIN# 11-2580136
                                                                        PLAN#002

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
                             AS OF DECEMBER 31, 2003
                                ($ IN THOUSANDS)

                                                        DESCRIPTION OF INVESTMENT
                                                            INCLUDING MATURITY
                                                           DATERATE OF INTEREST,
               IDENTITY OF ISSUE BORROWER                   COLLATERAL,PAR, OR                   CURRENT
                LESSOR OR SIMILAR PARTY                       MATURITY VALUE               COST   VALUE
         ---------------------------------------   -------------------------------------   ----  -------
 (A)                     (B)                                       (C)                     (D)     (E)
         HYBRID
         Janus Adviser Balanced Fund               Long-term capital growth and current     **     1,094
                                                   income

         BOND
         Diversified Core Bond Fund                Investment grade debt securities and     **       416
                                                   U.S. government obligations

         Strong Government Securities Fund         Total return weighted towards current    **       257
                                                   income

         CASH EQUIVALENTS
         Transamerica Stable Value Fund            Group Annuity Contract Form No.          **     1,146
                                                   TGP-439-194 issued by Transamerica
                                                   Life Insurance and Annuity Company,
                                                   Charlotte, NC

         LOAN FUND
  *      Loans to Participants                     Loans receivable from participants,     N/A       317
                                                   maturing at various dates bearing
                                                   interest at rates from 5.0% to 11.5%
                                                                                                 -------
                                                   Total                                         $13,519
                                                                                                 =======

*      Indicates party-in-interest.

**     Cost information not required for member directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Financial Corp. 401(k) Savings Plan has duly caused this annual report to be signed in its behalf by the undersigned thereunto duly authorized.

                                              UNIVERSAL AMERICAN FINANCIAL CORP.
                                              401(k) SAVINGS PLAN

                                              By: /s/ Robert A. Waegelein
                                                 -------------------------
                                              Robert A. Waegelein, Trustee

Date:  June 29, 2004